UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 000-29928

PACIFIC NORTH WEST CAPITAL CORP.
(Translation of registrant’s name into English)

2303 West 41 Avenue
Vancouver, British Columbia  V6M 2A3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]   Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [  ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Exhibit List

99.1	News Release dated July 5, 2011 announcing oversubscription to private placement announced June 23, 2011.

99.2	News Release dated July 6, 2011 announcing assays from River Valley PGM project.

99.3	Material Change Report with respect to July 6, 2011 news release - River Valley assays.

99.4	News Release dated July 13, 2011, announcing closing of 1st tranche (6,915,474 units) of private placement announced in news releases dated June 23 and July 5, 2011.

99.5	News Release dated July 18, 2011 announcing closing of 2nd tranche (830,000 units) of private placement announced in news releases dated June 23, July 5 and July 13, 2011.

99.6	Material Change Report with respect to July 13 and 18, 2011 news releases closing private placement.

99.7	News Release dated July 19, 2011 - commencement of 1st phase exploration on Destiny Gold Project.

99.8	Material Change Report with respect to July 19, 2011 news release - start of 1st phase exploration on Destiny Gold Project.

99.9	News Release dated July 26, 2011 announcing the completion of a geochemical study and re-assaying - River Valley PGM project.

99.10	Material Change Report with respect to July 26, 2011 news release - completion of geochem study and re-assaying - River Valley PGM project.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
Registrant

/s/ Linda Holmes
Linda Holmes (Corporate Secretary)

July 29, 2011
Date